March 10, 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:        Office of Filings, Information & Consumer Services

Re: Henderson Global Funds ("Registrant")
    (File Nos. 333-62270 and 811-10399)
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Ladies and Gentlemen:

Pursuant to Rule 104 of Regulation S-T, please find marked pdf copies of the Prospectuses and Statements of Additional Information for the Henderson International Equity Fund, Henderson Money Market Fund, and Henderson Worldwide Income Fund which were filed as part of Post-Effective Amendment No. 38 under the Securities Act of 1933, as amended and Amendment No. 40 under the Investment Company Act of 1940, as amended to the Registrant's Registration Statement on Form N-1A (the "Amendment").

The Amendment was filed under paragraph (a)(1) of Rule 485 for the purpose of conforming to the requirements of amended Form N-1A on March 1, 2010.

If you have any questions relating to this filing, please do not hesitate to contact me at (617) 662-3969.


Very truly yours,

/s/ Francine S. Hayes
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Francine S. Hayes
Vice President and Managing Counsel

Enclosures

cc:      C. Yarbrough